U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 24, 2012

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Ms. Cole:

The purpose of this letter is to respond to oral comments provided to Kevin Christy of K&L Gates LLP on October 17, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 38 to its Registration Statement on Form N-1A (the “Registration Statement”).  PEA No. 38 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on August 19, 2011, and became effective on November 2, 2011.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus (All Funds)

1.
Each Fund includes investments in other investment companies in its Principle Investment Strategy and provides a related risk in its Principle Risks disclosure.  Please confirm whether Acquired Fund Fees and Expenses (“AFFE”) will be included in each Fund’s Annual Fund Operating Expenses table.

The Trust responds by confirming that each Fund intends to invest in other investment companies as part of its principal investment strategy and incur the related AFFE. However, the Trust cannot determine at this time whether such AFFE for any specific Fund will exceed 0.01% and therefore be required to be included in such Fund's Annual Fund Operating Expenses table. For this reason, the Trust has not included AFFE in the Funds' Annual Fund Operating Expenses table, but confirms that, if AFFE for a Fund exceeds 0.01% in the future, the Trust will include a separate line item for those AFFE expenses in the Fund’s Annual Fund Operating Expenses table.

2.
Each Fund includes “Tax and Distribution Risk.”  Please consider adding the following disclosure to “Tax and Distribution Risk”:  “In addition, the Fund may be held by short-term investors and these investors may exit the Fund prior o the record date of a distribution. As a result shareholders in the Fund on the day of a distribution may receive substantial distributions, which could lead to negative tax implications for such shareholders. Potential investors are urged to consult their own tax advisers for more detailed information.”

The Trust responds by adding the requested disclosure to Tax and Distribution Risk.

Prospectus (Direxion Daily Turkey Bull 3X Shares and Direxion Daily Turkey Bear 3X Shares)

3.
For each Fund that invests principally in geographic regions that are considered emerging markets, please add disclosure to the Principal Investment Strategy that explains the source that has defined the geographic region as an emerging market.

The Trust responds by including the requested disclosure to the Prospectus.

4.
For each Fund that includes “Financial Services Companies Risk” and/or “Telecommunications Sector Risk” as Principal Risks, please revise the disclosure for each to indicate that a Fund may focus, rather than concentrate, (emphasis added) its investments in securities issued by, and/or have exposure to, financial services companies.

The Trust responds by revising the referenced disclosure.

Prospectus (Direxion Daily Turkey Bull 3X Shares and Direxion Daily Turkey Bear 3X Shares)

5.	For the Direxion Daily Turkey Bull 3X Shares and Direxion Daily Turkey Bear 3X Shares, please consider adding a risk describing the risks of investing in the country of Turkey.

The Trust respectfully declines this suggestion.  The Direxion Daily Turkey Bull 3X Shares and the Direxion Daily Turkey Bear 3X Shares both disclose risks related to investments in emerging markets and geographic concentration, as well as risks related to investments in the financial sector, consumer staples and industrial sector risks, which are currently the three largest sectors of Turkey’s economy.  As such, the Trust believes that the addition of a risk associated with Turkey would be duplicative of the risk information already included for the Funds.

Prospectus (Direxion Daily Junior Gold Miners Bull 3X Shares and Direxion Daily Junior Gold Miners Bear 3X Shares)

6.	Given the name of the Market VectorsTM Junior Gold Miners Index, please explain how the Index “tracks the performance of the global gold and silver mining company small-cap segment.”

Although the Index’s methodology includes investments that relate to the silver industry, the Index provider has chosen to name the Index as the “Junior Gold Miners Index” due to the fact that the Index methodology primarily results in investments in the gold industry.  When naming its Funds, the Trust attempts to track the name of the underlying index as close as possible.  However, the Trust has added the word “Index” to each of the Fund’s name in order to clarify that the Fund tracks its underlying Index, which was named by a third party.  As such, the Trust believes that the revised Fund names and disclosure in each Fund’s Principal Investment Strategy will help prevent investor confusion.

7.
Because the Funds include “Emerging Markets Risk, Geographic Concentration Risk and Small and Mid Capitalization Company Risk” as principal risks of the Funds’ investment strategy, please provide disclosure relating to those risks in the Principle Investment Strategy or consider whether these risks are principal risks of the Funds’ investment strategy.

The Trust responds by including the referenced disclosure in the Funds’ Principal Investment Strategy.

Statement of Additional Information

1.	Please consider revising the disclosure relating to the Funds’ concentration policy included under the heading “Investment Restriction.”

The Trust will consider such revisions for future new series of the Trust.  In addition, the Principal Investment Strategy disclosure in the Prospectus for each Fund clearly states “The Fund will concentrate its investment in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.”

*     *     *     *     *     *

We trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Kevin Christy at (202) 778-9195 at K&L Gates LLP or Adam Henkel at U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

Direxion Shares ETF Trust

/s/ Daniel D. O’Neill

Name: Daniel D. O’Neill
Title:  President

cc:           Robert J. Zutz, K&L Gates LLP
Francine J. Rosenberger, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC
Adam R. Henkel, U.S. Bancorp Fund Services, LLC